RIVUS BOND FUND
Managed by Cutwater Asset Management Corp.
113 King Street
Armonk, New York 10504
ANNOUNCEMENT OF PROPOSED REORGANIZATION
OF THE HARTFORD INCOME SHARES FUND, INC INTO RIVUS BOND FUND
FOR IMMEDIATE RELEASE

March 22, 2010
ARMONK, NEW YORK –Cutwater Asset Management Corp., the investment adviser to Rivus Bond Fund (“BDF”) (NYSE: BDF), announced today that the Board of Trustees of BDF has approved on behalf of BDF the reorganization of The Hartford Income Shares Fund, Inc. (“HSF”) (NYSE: HSF) with and into BDF (the “Reorganization”). The Reorganization has also been approved by HSF’s Board of Directors. The investment adviser of HSF is Hartford Investment Financial Services, LLC. Each Fund is traded on the New York Stock Exchange (NYSE) under the ticker symbols set forth above.
The Board of Trustees of BDF has called a Special Meeting of Shareholders of BDF, to be held on or about June 15, 2010, for the purpose of seeking the approval of the issuance of additional shares sufficient to effect the Reorganization pursuant to NYSE requirements. In addition the Board of Directors of HSF has called a Special Meeting of Shareholders of HSF to be held on or about June 15, 2010, for the purpose of seeking the approval of the Reorganization by the shareholders of HSF. Any solicitation of proxies by the funds in connection with the shareholder meetings will be made only pursuant to separate proxy materials filed under the federal securities laws. There can be no assurance that the shareholders of the funds will vote in favor of the proposed Reorganization. If such approvals are obtained, the Reorganization is expected, to be effected as soon as practicable after such approvals.
If the requisite approval by each Fund’s shareholder is obtained, the Reorganization Agreement contemplates: (1) the transfer of the assets of HSF to BDF in exchange for shares of common stock of BDF that have an aggregate net asset value equal to the aggregate net asset value of the shares of common stock of HSF; (2) the assumption by BDF of the liabilities of HSF; (3) the distribution of shares of BDF to the shareholders of HSF; and (4) the complete liquidation of HSF. Each shareholder of HSF would receive shares of BDF equal in value to the shares of HSF held by that shareholder as of the closing date of the Reorganization.
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to BDF’s future financial or business performance, strategies or expectations. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BDF and Cutwater do not assume a duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and past performance is not an indication of future performance.
In connection with the Reorganization, BDF will file relevant materials with the Securities and Exchange Commission, including a registration statement on Form N-14 which includes the combined proxy statement for HSF and prospectus for BDF (the “Proxy Statement/Prospectus”) and a separate proxy statement for BDF (“Proxy Statement”). The Proxy Statement/Prospectus and the Proxy Statement will be mailed to shareholders of HSF and BDF, respectively. The Proxy Statement/Prospectus and the Proxy Statement contain important information about the Reorganization and shareholders are urged to read it. Shareholders may obtain free copies of the Proxy Statement/Prospectus and the Proxy Statement and other documents (when they become available) filed with the SEC at the SEC’s web site at www.sec.gov. In addition, free copies of these materials may also be obtained when such materials are available by contacting Rivus Bond Fund. Attn: Cutwater Asset Management Corp., 113 King Street, Armonk, NY 10504. You may also obtain information about BDF by calling (800) 331-1710.
This press release is not an offer to sell, nor a solicitation of an offer to buy, shares of BDF, nor is it a solicitation of any proxy. Offers and sales may may only be made by a final, effective registration statement, which includes the Proxy Statement/Prospectus, after the Registration Statement is declared effective by the SEC.

About Rivus Bond Fund
Rivus Bond Fund is a closed-end, diversified management investment company whose primary investment objective is to seek a high rate of return, primarily from interest income and trading activity, from a portfolio principally consisting of debt securities. Rivus Bond Fund is managed by Cutwater Asset Management Corp, which was founded in 1993, and provides fixed income management to a variety of institutional clients including corporations, governmental entities, employee benefit plans and registered investment companies. Cutwater Asset Management Corp. is an indirect, wholly-owned subsidiary of MBIA Inc. Shares of MBIA Inc. are listed on the New York Stock Exchange, and trade under the symbol “MBI.”
Contact: Gautam Khanna, 914-765-3955